                                                                    EXHIBIT 99.5



MIDDLETOWN POWER LLC
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

MIDDLETOWN POWER LLC
INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                                                    PAGE(S)
Report of Independent Accountants                                                                      1

Financial Statements:

   Balance Sheets at December 31, 2002 and 2001                                                        2

   Statements of Operations for the years ended December 31, 2002, 2001 and 2000                       3

   Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000                       4

   Statements of Member's Equity for the years ended December 31, 2002, 2001 and 2000                  5

Notes to Financial Statements                                                                        6-14

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Management Committee of
Middletown Power LLC:

In our opinion, the accompanying balance sheets and the related statements of operations, of member's equity and of cash flows present fairly, in all material respects, the financial position of Middletown Power LLC at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 and Note 5 to the financial statements, the Company and its parent NRG Northeast Generating LLC, as well as NRG Energy, Inc., are experiencing credit and liquidity constraints and have various credit arrangements that are in default. As a direct consequence, during 2002 NRG Energy, Inc. entered into discussions with its creditors to develop a comprehensive restructuring plan. In connection with these restructuring efforts, it is likely that NRG Energy, Inc. and certain of its subsidiaries will file for Chapter 11 bankruptcy protection. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", for the year ended December 31, 2002. As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002.


PricewaterhouseCoopers LLP

Minneapolis, Minnesota
March 28, 2003

MIDDLETOWN POWER LLC
BALANCE SHEETS
AT DECEMBER 31, 2002 AND 2001
(Thousands of dollars)
--------------------------------------------------------------------------------


                                  ASSETS                                   2002       2001
Current assets:
    Cash and cash equivalents                                            $      2   $     19
    Accounts receivable, net of allowance for doubtful accounts            13,057      7,383
        of $3,172 and $0
    Inventory                                                              14,208     22,471
    Prepaid expenses and other current assets                               7,399        420
                                                                         --------   --------

      Total current assets                                                 34,666     30,293

Property, plant and equipment, net of accumulated depreciation of
      $20,490 and $13,632                                                 181,917    189,117
Deferred financing costs, net of accumulated amortization of                  832        870
      $109 and $71
Intangible asset, net of accumulated amortization of $2,605 and $1,737     23,395     24,263
                                                                         --------   --------

      Total assets                                                       $240,810   $244,543
                                                                         ========   ========

                         LIABILITIES AND MEMBER'S EQUITY

Liabilities:
    Current liabilities:
    Current portion of long-term debt (intercompany note payable)        $ 54,226   $  9,872
    Accounts payable - affiliates                                          32,300          -
    Accrued interest                                                          240        261
    Accrued fuel and purchased power                                        6,435      2,986
    Other accrued liabilities                                                 517      2,846
                                                                         --------   --------

      Total current liabilities                                            93,718     15,965

    Long-term debt (intercompany note payable)                                  -     46,528
                                                                         --------   --------

      Total liabilities                                                    93,718     62,493
Commitments and contingencies
Member's equity                                                           147,092    182,050
                                                                         --------   --------

      Total liabilities and member's equity                              $240,810   $244,543
                                                                         ========   ========




    The accompanying notes are an integral part of the financial statements.

MIDDLETOWN POWER LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------

                                         2002         2001         2000
Revenues                              $  33,974    $  68,949    $ 115,499
Operating costs                          57,442      100,938      109,503
                                      ---------    ---------    ---------

      Operating margin                  (23,468)     (31,989)       5,996

Depreciation                              7,068        6,826        6,496
General and administrative expenses       1,591        1,629        1,317
                                      ---------    ---------    ---------

      Loss from operations              (32,127)     (40,444)      (1,817)

Other income, net                         1,959          158            -
Interest expense                         (4,790)      (5,425)      (5,160)
                                      ---------    ---------    ---------

Net loss                              $ (34,958)   $ (45,711)   $  (6,977)
                                      =========    =========    =========





    The accompanying notes are an integral part of the financial statements.

MIDDLETOWN POWER LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------


                                                              2002         2001        2000
Cash flows from operating activities:
    Net loss                                                $(34,958)   $(45,711)   $ (6,977)
    Adjustments to reconcile net loss to net cash
        provided by (used in) operating activities:
      Depreciation                                             7,068       6,826       6,496
      Amortization of deferred financing costs                    38          38          32
      Amortization of transmission costs                         868         867           -
      Allowance for doubtful accounts                          3,172           -           -
      Changes in assets and liabilities:
        Accounts receivable, net                              (8,846)      9,327      (2,794)
        Inventories                                            8,263     (14,203)      8,756
        Prepaid expenses                                      (6,979)        178        (219)
        Accounts payable - affiliates                         32,300     (11,138)      5,981
        Accrued fuel and purchased power expense               3,449      (1,689)      4,675
        Accrued interest                                         (21)         27         234
        Other current liabilities                             (2,329)     (1,360)      4,050
        Other assets and liabilities                               -           -     (25,130)
                                                            --------    --------    --------

      Net cash provided by (used in) operating activities      2,025     (56,838)     (4,896)
                                                            --------    --------    --------

Cash flows from investing activities:
    Proceeds from disposition of PP&E                            132           -           -
    Capital expenditures                                           -        (536)       (746)
                                                            --------    --------    --------

      Net cash provided by (used in) investing activities        132        (536)       (746)
                                                            --------    --------    --------

Cash flows from financing activities:
    Principal payments on long-term debt                      (4,949)     (8,326)     (4,624)
    Proceeds from debt issuance                                2,775           -      69,350
    Deferred finance costs                                         -         (19)       (921)
    (Decrease) increase in checks in excess of cash                -        (452)        452
    Contributions from (distributions to) member's, net            -      66,188     (58,615)
                                                            --------    --------    --------

      Net cash (used in) provided by financing activities     (2,174)     57,391       5,642
                                                            --------    --------    --------

Net (decrease) increase in cash and cash equivalents             (17)         17           -

Cash and cash equivalents at beginning of period                  19           2           2
                                                            --------    --------    --------

Cash and cash equivalents at end of period                  $      2    $     19    $      2
                                                            ========    ========    ========

Supplemental disclosures of cash flow information:
    Interest paid (net of amount capitalized)               $  4,811    $  5,360    $  4,861



    The accompanying notes are an integral part of the financial statements.

MIDDLETOWN POWER LLC
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
(Thousands of dollars)
--------------------------------------------------------------------------------


                                    TOTAL
                                  MEMBER'S
                                   EQUITY
Balance, December 31, 1999       $ 227,165
                                 =========

Net loss                            (6,977)
Distributions to member's, net     (58,615)
                                 ---------

Balance, December 31, 2000       $ 161,573
                                 =========

Net loss                           (45,711)
Contributions from member's         66,188
                                 ---------

Balance, December 31, 2001       $ 182,050
                                 =========

Net loss                           (34,958)
                                 ---------

Balance, December 31, 2002       $ 147,092
                                 =========




    The accompanying notes are an integral part of the financial statements.

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION

    Middletown Power LLC (the Company), a wholly-owned subsidiary of NRG Northeast Generating LLC (Northeast Gen), owns and operates the approximately 856 Megawatt (MW), four unit, natural gas/oil fired intermediate/peaking electric generating facility located in Middletown, Connecticut.

    Northeast Gen, a wholly-owned indirect subsidiary of NRG Energy, Inc. (NRG Energy), owns electric power generation plants in the northeastern region of the United States. Northeast Gen was formed for the purpose of financing, acquiring, owning, operating and maintaining, through its subsidiaries and affiliates the electric generating facilities owned by Arthur Kill Power LLC, Astoria Gas Turbine Power LLC, Connecticut Jet Power LLC, Devon Power LLC, Dunkirk Power LLC, Huntley Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC, Oswego Harbor Power LLC and Somerset Power LLC.

Recent Developments

    As of December 31, 2002, NRG Energy has failed to make scheduled payments on interest and/or principal on approximately $4.0 billion of its recourse debt and is in default under the related debt instruments. These missed payments also have resulted in cross-defaults of numerous other non-recourse and limited recourse debt instruments of NRG Energy. In addition to the missed debt payments, a significant amount of NRG Energy's debt and other obligations contain terms, which require that they be supported with letters of credit or cash collateral following a ratings downgrade. As a result of the downgrades that NRG Energy has experienced in 2002, NRG Energy is in default of its obligations to post collateral of approximately $1.1 billion, principally to fund equity guarantees associated with its construction revolver financing facility, to fund debt service reserves and other guarantees related to NRG Energy projects and to fund trading operations. In early November 2002, NRG Energy presented a restructuring plan to its creditors.

    In mid-December 2002, the NRG Energy bank steering committee submitted a counter-proposal to the restructuring plan. In January 2003, a new restructuring proposal was presented to the creditors and negotiations are ongoing. On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy's long-term notes and the steering committee representing NRG Energy's bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained. The terms of the settlement call for Xcel Energy to make payments to NRG Energy over the next 13 months totaling up to $752 million for the benefit of NRG Energy's creditors in consideration for their waiver of an existing and potential claims against Xcel Energy. Under the settlement, Xcel Energy will make the following payments: (i)$350 million at or shortly following the consummation of a restructuring of NRG Energy's debt. It is expected this payment would be made prior to year-end 2003; (ii)$50 million on January 1, 2004. At Xcel Energy's option, it may fill this requirement with either cash or Xcel Energy common stock or any combination thereof and (iii)$352 million in April 2004.

    Absent an agreement on a comprehensive restructuring plan, NRG Energy will remain in default under its debt and other obligations, because it does not have sufficient funds to meet such requirements and obligations. As a result, the lenders will be able, if they so choose, to seek to enforce their remedies at any time, which would likely lead to a bankruptcy filing by NRG Energy. There can be no assurance that NRG Energy's creditors ultimately will accept any consensual restructuring plan, or that, in the interim, NRG Energy's lenders and bondholders will continue to forbear from exercising any or all of the remedies

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
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available to them, including acceleration of NRG Energy's indebtedness, commencement of an involuntary proceeding in bankruptcy and, in the case of certain lenders, realization on the collateral for their indebtedness.

    On March 26, 2003, Xcel Energy announced that its board of directors had approved a tentative settlement agreement with holders of most of NRG Energy's long-term notes and the steering committee representing NRG's bank lenders. The settlement is subject to certain conditions, including the approval of at least a majority in dollar amount of the NRG Energy bank lenders and long-term noteholders and definitive documentation. There can be no assurance that such approvals will be obtained.

    The Company expects to have cash available for operations through 2003. This forecast does not assume further investment by Xcel Energy, NRG Energy, Northeast Gen or modification of the Company's current debt obligations. In the event that Northeast Gen and the Company are unable to obtain adequate financing on terms acceptable to Northeast Gen and the Company to continue their operations, Northeast Gen and the Company may have to file bankruptcy. Northeast Gen and the Company 's inability to obtain timely waivers and avoid defaults on their credit obligations could lead to additional involuntary bankruptcy proceedings. In any case, there is substantial doubt as to the Company's ability to continue as a going concern.

    The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    Additional information regarding Northeast Gen and the Company can be found in NRG Energy's Form 10-K for the year ended December 31, 2002.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

    In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, uncollectible accounts and actuarially determined benefit costs, among others. In addition, estimates are used to test long-lived assets for impairment and to determine fair value of impaired assets. As better information becomes available (or actual amounts are determinable), the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

    CASH AND CASH EQUIVALENTS

    The Company considers cash and cash equivalents to include cash and short-term investments with original maturities of three months or less.

    INVENTORY

    Inventory consists primarily of spare parts and fuel oil and is valued at the lower of weighted average

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

cost or market.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost or the present value of minimum lease payments for assets under capital leases. Significant additions or improvements extending asset lives are capitalized, while repairs and maintenance that do not improve or extend the life of the respective asset are charged to expense as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives:

Facilities, machinery and equipment             25 to 30 years
Office furnishings and equipment                3 to 10 years

    The assets and related accumulated depreciation amounts are adjusted for asset retirements and disposals with the resulting gain or loss included in operations. NRG Energy expenses all repair and maintenance as incurred, including planned major maintenance.

    ASSET IMPAIRMENTS

    Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. Such reviews were performed in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) in 2002 and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121) in prior years. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset is less than its carrying value. An impairment charge is measured by the difference between an asset's carrying amount and fair value. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. The adoption of SFAS 144 had no impact on the Company's financial statements.

    DEFERRED FINANCING COSTS

    Deferred financing costs consist of legal and other costs incurred by the Company to obtain long-term financing. These costs are being amortized over the terms of the related debt.

    INTANGIBLE ASSETS

    Intangible assets are comprised of future transmission service being provided under a long-term contract. These amounts are being amortized over the life of the contract, which is 30 years. At December 31, 2002 and 2001, accumulated amortization of other assets was $2.6 million and $1.7 million, respectively.

    Effective January 1, 2002, NRG Energy implemented SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Intangible assets represent contractual rights held by the Company. Intangible assets are amortized over their economic useful life and reviewed for impairment on a periodic basis.

    REVENUE RECOGNITION

    Revenues from the sale of electricity are recorded based upon the output delivered and capacity provided at rates specified under contract terms or prevailing market prices.

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    POWER MARKETING ACTIVITIES

    The Company has entered into a contract with its marketing affiliate, NRG Power Marketing, Inc., for the sale of energy, capacity and ancillary services produced, which enables the affiliate to engage in forward sales and hedging transactions to manage the Company's electricity price exposure. Net gains or losses on hedges by the marketing affiliate, which are physically settled, are recognized in the same manner as the hedged item. The Company receives the net transaction price on all contracts that are physically settled by its marketing affiliate.

    INCOME TAXES

    The Company has been organized as a Limited Liability Company (LLC). Therefore, federal and state income taxes are assessed at the member level. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

    COMPREHENSIVE INCOME

    For all periods, net income is equal to comprehensive income as there were no additional items impacting comprehensive income for these years.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable and derivative instruments. Cash accounts are generally held in federally insured banks. Accounts receivable and derivative instruments are concentrated within entities engaged in the energy industry. These industry concentrations may impact the Company's overall exposure to credit risk, either positively or negatively, in that the customers may be similarly affected by changes in economic, industry or other conditions. Receivables are generally not collateralized; however, the Company believes the credit risk posed by industry concentration is offset by the diversification and creditworthiness of its customer base.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, receivables, accounts payables, and accrued liabilities approximate fair value because of the short maturity of these instruments.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 2001,the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations" (SFAS No.143). This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No.143 requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The liability is initially capitalized as part of the cost of the related tangible long-lived asset and thus depreciated over the asset's useful life. Accretion of the liabilities due to the passage of time will be an operating expense. Retirement obligations associated with long-lived assets included within the scope of SFAS No.143 are those for which a legal obligation exists under enacted laws, statutes written or oral contracts, including obligations arising under the doctrine of promissory estoppel. The Company is required to adopt SFAS No.143 on January 1, 2003. The Company is in the process of evaluating the impact of adopting SFAS No.143.

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    In November 2002,the FASB issued FASB Interpretation No. 45,Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

    RECLASSIFICATIONS

    Certain prior-year amounts have been reclassified for comparative purposes. These reclassifications had no effect on net income or total member's equity as previously reported.

NOTE 3 - INVENTORY

    Inventory, which is stated at the lower of weighted average cost or market, at December 31, consists of:


                              2002      2001
                            -------   -------
                             (In thousands)
Oil                         $ 8,516   $17,484
Spare parts                   5,692     4,987
                            -------   -------

      Total                 $14,208   $22,471
                            =======   =======




NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

    The major classes of property, plant and equipment at December 31, were as follows:

                                                 2002         2001
                                              ---------    ---------
                                                  (In thousands)
Land                                          $   1,047    $   1,047
Facilities, machinery and equipment             201,198      200,933
Construction in progress                             21          629
Office furnishings and equipment                    141          140
Accumulated depreciation                        (20,490)     (13,632)
                                              ---------    ---------

Property, plant and equipment, net            $ 181,917    $ 189,117
                                              ---------    ---------


NOTE 5 - LONG-TERM DEBT

     On February 22, 2000, Northeast Gen issued $750 million of project level senior secured bonds, to refinance short-term project borrowings and for certain other purposes. The bond offering included three tranches: $320 million with an interest rate of 8.065% due in 2004, $130 million with an interest rate of 8.842% due in 2015 and $300 million with an interest rate of 9.292% due in 2024. Interest and principal

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

payments are due semi-annually. The Northeast Gen senior secured bonds are jointly and severally guaranteed by each of Northeast Gen's subsidiaries including the Company. In addition, the bonds are secured by a security interest in Northeast Gen's membership or other ownership interests in the guarantors and its rights under all inter-company notes between Northeast Gen and the guarantors.

    In December 2000, Northeast Gen exchanged all of its outstanding bonds for bonds registered under the Securities Act of 1933. As of December 31, 2002 and 2001, there remains $556.5 million and $610 million of outstanding bonds, respectively.

    On December 15, 2002, Northeast Gen failed to make $24.7 million interest and $53.5 million principal payments. Northeast Gen had a 15-day grace period to make payment. On December 27, 2002, Northeast Gen made the $24.7 million interest payment due on the Northeast Gen bonds but failed to make the $53.5 million principal payment. As a result, the payment default associated with its failure to make principal payments when they come due is currently in effect. Northeast Gen also failed to make a debt service reserve account cash deposit within 30 days of NRG Energy's credit rating downgrade in July 2002. In addition, Northeast Gen is also in default of its debt covenants because of the lapse of the 60 day grace period regarding the necessary dismissal of an involuntary bankruptcy proceeding.

    Northeast Gen loaned the proceeds from its $750 million senior secured bonds to its subsidiaries. The subsidiary loans in the aggregate original principal amount of $750 million are evidenced by intercompany note agreements with terms and provisions similar to Northeast Gen's senior secured bonds. The amount loaned by Northeast Gen to Middletown Power LLC under this arrangement was $69.4 million, of which $51.1 million and $56.4 million was outstanding at December 31, 2002 and 2001, respectively. As a result of the defaults on the Northeast Gen senior secured bonds, the related intercompany note payable to Northeast Gen has been classified as a current liability at December 31, 2002.

    On June 15, 2002, NRG Energy loaned Northeast Gen and its' subsidiaries $30 million to fund capital expenditures at its subsidiaries. The Company's share of the loan proceeds was $2.8 million. At December 31, 2002, the Company's outstanding loan balance was $2.8 million. The debt bears interest at the 3-month London Interbank Offered Rate plus 0.5%. The debt is subordinate to and subject to the terms and conditions of the senior secured bonds. Accordingly, the Company has classified this loan as a short-term affiliated note payable.

NOTE 6 - GUARANTEES

    In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The interpretation addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The interpretation also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of the guarantee for the obligations the guarantor has undertaken in issuing the guarantee.

    On February 22, 2000, Northeast Gen issued $750 million of project level senior secured bonds, to refinance short-term project borrowings and for certain other purposes. The bonds are jointly and severally guaranteed by each of Northeast Gen's subsidiaries, therefore the amount in the following table represents the total outstanding bonds for Northeast Gen. The bonds are secured by a security interest in Northeast Gen's membership or other ownership interests in the guarantors and its rights under all inter-company notes between Northeast Gen and the guarantors.

    As of December 31, 2002 and 2001, the Company's obligations pursuant to its guarantees of the performance, equity and indebtedness obligations were as follows:

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                 DESCRIPTION                            2002         2001
          -------------------------------------------------------  ------------- -----------
                                                                        (IN THOUSANDS)
          Guarantees of Northeast Gen debt.......................  $     556,500 $   610,000
                                                                   ------------- -----------
            Total guarantees.....................................  $     556,500 $   610,000
                                                                   ============= ===========

    As of December 31, 2002, the nature and details of the Company's guarantees were as follows:

                                        GUARANTEE/
                                          MAXIMUM
                                         EXPOSURE
                  NAME                (IN THOUSANDS)        NATURE OF GUARANTEE        EXPIRATION DATE     TRIGGERING EVENT
    ------------------------------- ----------------- ----------------------------- --------------------- -------------------
    NRG Northeast Generating......  $         556,500 Obligations under credit      None stated           Nonperformance
                                                      agreement


NOTE 7 - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

    On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 requires the Company to record all derivatives on the balance sheet at fair value.

    SFAS No. 133 applies to Northeast Gen's energy and energy related commodities financial instruments, long-term power sales contracts and long-term gas purchase contracts used to mitigate variability in earnings due to fluctuations in spot market prices, hedge fuel requirements at generation facilities and protect investment in fuel inventories. The Company does not enter into long-term power sales contracts, long-term gas purchase contracts, or other derivative instruments. These activities are conducted by an affiliate of Northeast Gen and are not recorded by the Company.

NOTE 8 - RELATED PARTY TRANSACTIONS

    POWER MARKETING AGREEMENT

    On June 25, 1999, the Company entered into a power sales and agency agreement with NRG Power Marketing Inc. (NRG Power Marketing), a wholly-owned subsidiary of NRG. The agreement is effective until December 31, 2030. Under the agreement, NRG Power Marketing will (i) have the exclusive right to manage, market and sell all power not otherwise sold or committed to or by such subsidiaries, (ii) procure and provide to such subsidiaries all fuel required to operate their respective facilities and (iii) market, sell and purchase all emission credits owned, earned or acquired by such subsidiaries. In addition, NRG Power Marketing will have the exclusive right and obligation to effect the direction of the power output from the facilities.

    Under the agreement, NRG Power Marketing pays to the Company gross receipts generated through sales, less costs incurred by NRG Power Marketing relative to its providing services (e.g. transmission and delivery costs, fuel cost, taxes, employee labor, contract services, etc.). The Company incurs no fees related to these power sales and agency agreements with NRG Power Marketing.

    OPERATING AND MAINTENANCE AGREEMENT

    The Company has no employees and has entered into an operation and maintenance agreement with a subsidiary of NRG Operating Services, Inc. (NRG Operating Services), a wholly-owned subsidiary of NRG Energy. The agreement is effective for five years, with options to extend beyond five years. Under the agreement, the NRG Operating Services company operator operates and maintains its respective

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

facility, including (i) coordinating fuel delivery, unloading and inventory,
(ii) managing facility spare parts, (iii) meeting external performance standards for transmission of electricity, (iv) providing operating and maintenance consulting and (v) cooperating with and assisting the Company in performing the Company's obligations under agreements related to its facilities.

    Under the agreement, the operator charges an annual fee, and in addition will be reimbursed for usual and customary costs related to providing the services including plant labor and other operating costs. A demobilization payment will be made if the subsidiary elects not to renew the agreement. There are also incentive fees and penalties based on performance under the approved operating budget, the heat rate and safety.

    During 2002, 2001 and 2000, the Company incurred annual operating and maintenance costs billed from NRG Operating Services Inc. totaling $0.5 million. In addition, the Company incurred $15.3 million, $21.6 million and $18.8 million, respectively, for usual and customary costs related to providing the services including plant labor and other operating costs.

    On December 15, 1999, the Company entered into an agreement with NRG for corporate support and services. The agreement is perpetual in term, unless terminated in writing. Under the agreement, NRG will provide services, as requested, in areas such as human resources, accounting, finance, treasury, tax, office administration, information technology, engineering, construction management, environmental, legal and safety. Under the agreement, NRG is paid for personnel time as well as out-of-pocket costs.

    During 2002, 2001 and 2000, the Company paid NRG approximately $0.2 million, $0.4 million and $0.2 million, respectively for corporate support and services.

NOTE 9 - SALES TO SIGNIFICANT CUSTOMERS

    During 2002, there were no significant customers. One customer, CL&P, accounted for 74.8% and 79.5% of the Company's revenues during 2001 and 2000, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

    CONTRACTUAL COMMITMENTS

    During 1999, NRG acquired certain generating facilities from Connecticut Light and Power Company (CL&P). NRG also entered into a four-year standard offer agreement that requires NRG to provide to CL&P a portion of its load requirements through the year 2003 at a substantially fixed rate.

NOTE 11 - REGULATORY ISSUES

    ENVIRONMENTAL

    Northeast Gen estimates that it will incur total environmental capital expenditures of $53 million during 2003 through 2007 for the facilities in New York, Connecticut and Massachusetts. These expenditures will be primarily related to landfill construction, installation of NO(x) controls, installation of the best technology available for minimizing environmental impacts associated with impingement and entrainment of fish and larvae, particulate matter control improvements, spill prevention controls, and undertaking remedial actions.

    NEW ENGLAND

    On April 26, 2001 the Federal Energy Regulatory Commission (FERC) approved, with a July 2001 implementation date, a change in the energy market bidding structure in New England from a one part bidding structure with hourly uplift compensation to a three part bidding system with Net Commitment Period Compensation (NCPC). Under this three part bidding system, a supplier submits separate bids for energy, start up costs and no load. Also under this revised bidding structure, a supplier is guaranteed of receiving an amount at least equal to the combination of its start up, no load and accepted energy bids over the course of the day when it is dispatched to run in the energy market. The impact of this change is

MIDDLETOWN POWER LLC
NOTES TO FINANCIAL STATEMENTS
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that payments for operations dispatched out-of-merit, or from operations required to relieve transmission congestion are evaluated over a twenty four hour period and compensation is paid if the monies received from the energy market are insufficient to cover the as-bid offer. Previously, payments for out-of-merit energy was awarded on an hourly basis and therefore payments received for out-of-merit energy under three part bidding with NCPC are expected to be lower than under previously single part bid market.

    On August 28, 2001, the FERC ruled that a capacity deficiency of $4.87 per kilowatt (KW) per month was appropriate. The deficiency charge acts as a price cap for the Installed Capacity (ICAP) market because load-serving entities (LSE) that do not satisfy their ICAP purchase obligation must pay the deficiency charge. Previous to this ruling, a temporary deficiency charge of $0.17 per KW per month existed. In the same order, the FERC rejected ISO-NE's proposed after-the-fact cure period for LSE's ICAP purchase obligation.

    Effective May 1, 2002 certain rule changes went into effect which reflect in part the recommendations made by ISO-NE's market advisor. Rule changes that are intended to improve the efficiency of the price signal for energy during high load periods include amending eligibility requirements for resources eligible to set the clearing prices, changes to reserve markets including the inclusion of Replacement Reserves in the Thirty Minute Operating Reserve Markets and rules on transaction across the tie lines to New York.

    Effective March 1, 2003, ISO-NE implemented its version of standard market design (SMD). This change dramatically modifies the New England market structure by incorporating locational marginal pricing (LMP - pricing by location rather than on a New England wide basis). Even though NRG Northeast views this change as a significant improvement to the existing market design, NRG Northeast still views the market in New England as incapable of allowing NRG Northeast to recover its costs and provide a reasonable return on investment. Consequently, on February 26, 2003, Devon Power LLC, Middletown Power LLC, Montville Power LLC, Norwalk Power LLC and NRG Power Marketing (collectively, the NRG Filers) filed and requested a cost of service rate with FERC for most of its Connecticut fleet, requesting a February 27th effective date. The NRG Filers remain committed to working with ISO-NE, FERC and other stakeholders to continue to improve the New England market that will hopefully make further reliance on a cost of service rate unnecessary. While the NRG Filers have the right to file for such rate treatment, there are no assurances that FERC will grant such rates in the form or amount that the NRG Filers petitioned for in their filing. On March 25, 2003, the Federal Energy Regulatory Commission (FERC) issued an order (the Order) in response to the NRG Filers' Joint Motion for Emergency Expedited Issuance of Order by March 17, 2003 in Docket No. ER03-563-000 (the Emergency Motion). In the Emergency Motion, the NRG Filers requested that FERC accept the NRG Filers' reliability must-run agreements and assure the NRG Filers' recovery of deferred maintenance costs for their New England generating facilities prior to the peak summer season. FERC accepted the NRG Filers' filing as to the recovery of spring 2003 maintenance costs, subject to refund. FERC's Order authorizes the ISO New England Inc. to begin collecting these maintenance costs in escrow for the benefit of the NRG Filers as of February 27, 2003. Several intervenors protested the Emergency Motion. FERC will rule on such protests and the other issues raised in the Emergency Motion in a subsequent order.

    The approval of cost of service rates for this Company over the next few years is critical to the expected cash flows from operations and financial viability. If these rates are not approved by the FERC, the Company may be required to record an impairment charge under the accounting requirements of SFAS No. 144 if the future estimated cash flows are less than the carrying value of the assets.